

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 2, 2007

<u>Via U.S. Mail</u>

Mr. Geoffrey Gachallan
Chancery Resources, Inc.
3rd Floor, 422 Richards Street
Vancouver, British Columbia
Canada V6B 2Z4

>   **Re: Chancery Resources, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed March 20, 2007**
>   **File No. 333-141440**

Dear Mr. Gachallan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form SB-2 filed March 20, 2007</u>

<u>Fee Table</u>

1.   It is not clear why you have relied on Rule 457(c) of the Securities Act for the purpose of calculating the fee. We note that there is no public market for your securities. Please revise to disclose the correct basis for calculating the fee.

Cover Page, page 3

2. You represent that "[i]n the event that 1,000,000 shares are not sold within 270 days, all money received by [you] will be promptly returned…without interest or deduction of any kind." However, you note that "future actions by creditors in the subscription period could preclude or delay [you] in refunding [the] money" and that the funds are not being held in an escrow account. It is therefore unclear what basis you have for stating that you would promptly return all funds. Disclose how you intend to ensure the prompt return of the funds.

3. State explicitly that investors may lose their entire investment notwithstanding the purported minimum offering provisions because the funds are not held in an escrow account and are potentially subject to creditor claims, including the claims of your sole officer. Quantify the amount of such creditor claims on the cover page.

4. Revise to clarify your assertion that "[t]here are no minimum purchase requirements" given the intended minimum/maximum plan for the offering.

Plan of Distribution; Terms of the Offering, page 13

5. You state that you may change the terms of the offering by filing a post-effective amendment. As you acknowledge, the change of the terms may result in a "new offering." A new offering will necessitate the filing of a new registration statement. Please revise to remove the suggestion that you are permitted to change material terms of the offering by filing a post-effective amendment, since such changes might constitute a new offering that would require the filing of a new registration statement.

Management's Discussion and Analysis or Plan of Operation, page 26

6. Please reconcile the statement that "Mr. Gachallan must transfer title to us, without payment of any kind, regardless of what is or is not discovered on the property" on page 28 with the statement that "Mr. Gachallan will transfer the claims to us if mineralized material is found on the claims" on page 37.

Our Proposed Exploration Program, page 23

7. Please revise to clarify the statement that "[w]e do not have any plan to make our company to revenue generation [sic]" on page 25.

Exhibit 5.1

8.   The reference to the "above offering" is vague. Please revise to specifically identify the subject of the opinion, including the type of offering and the type and number of securities being registered pursuant to the registration statement.

9.   We note the statement "[a]ll tax benefits to be derived from the Company's operations shall inure to the benefit of the Company. Shareholders will receive no tax benefits from their stock ownership, however, this must be reviewed in light of the Tax Reform Act of 1986." This statement does not appear to be relevant to the legality opinion. Moreover, because readers might understand the language to leave open the possibility of a potential tax benefit to share ownership, please obtain an opinion that omits the language or explain why you believe the language is relevant and appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. C. Lysiak
       T. Levenberg
       C. Moncada-Terry